Exhibit 99.4

Vodacom Group (Proprietary) Limited

Interim results for the six months ended September 30, 2005
November 14, 2005

Driving the future of communication

Content

Alan Knott-Craig
Chief Executive Officer

Operational highlights

Leon Crouse
Chief Financial Officer

Financial review

Operational highlights

Alan Knott-Craig

Chief Executive Officer

Poland, Centertel
Mexico, Telcel
Hungary, T-Mobile
South Africa, Vodacom
Poland, Era
Czech Republic, T-Mobile
Ireland, Vodafone
Canada, Bell Mobility
Korea, SK Telecom
Portugal, TMN
Italy, Vodafone
Italy, TIM
UK, T-Mobile
Slovak Republic, Orange
UK, O2
New Zealand, Telecom
Turkey, Turkcell
Australia, Optus
Germany, Vodafone
Spain, Movi Star

Prepaid basket

Affordable cellular service

Vodacom’s 4U tariff plan ranked 13th out of the 61 operators in 30 countries, i.e. one of the top
20 most affordable prepaid tariff options available.

Worldwide prepaid tariff comparison

Source: Teligen T-Basket Model developed for OECD

Luxembourg, LuxGEM
Austria, Mobilkom
UK, T-Mobile
Italy, Vodafone
South Africa, Vodacom
Hungary, T - Mobile
Iceland, og Vodafone
France, SFR
Australia, Telstra

Mexico, Telcel
Greece, Vodafone
Luxembourg, LuxGEM
South Africa, Vodacom
Austria, T - Mobile
Iceland, og Vodafone
UK, O2
France, Orange
Spain, Vodafone

Affordable cellular service

High-end basket

Medium (leisure) basket

Worldwide medium and high-end user comparison

Vodacom ranked 33rd out of 61 operators
in 30 countries.

Vodacom ranked 26th out of 61 operators
in 30 countries.

Source: Teligen T-Basket Model developed for OECD

Aggregated retail tariff (in US Dollar cents)
Teledensity
0.054
0.126
0.168
0.195
0.239
0.240
0.242
0.244
0.267
0.297
0.298
0.315
0.332
0.336
0.354
0.355
0.379
0.399
3.5
2.3
0.26
2.55
2.8
39.3
4.08
3.69
17.38
8.73
5.6
9.9
0.42
Zambia
Sierra Leone
Uganda
Malawi
DRC
Zimbabwe
South Africa
Mozambique
Tanzania
Namibia
Egypt
Lesotho
Kenya
Gabon
Tchad
Burkina Faso
Congo Rep
Niger
Aggregated retail tariff
Mobile teledensity 2004

Affordable cellular service and a high penetration rate (2004)

Source: Teledensity: BMI-T, Tariff data: Teligen

Vodacom South Africa prepaid tariffs

4U peak off-net

R2.99/min

16.9%

4U “Happy Hours” on-net

R1.49/min

58.6%

Average outgoing prepaid tariff
off-net

 R2.26/min

3.9%

Average outgoing prepaid tariff
on-net

R1.89/min

18.8%

4U peak on-net

R2.99/min

8.0%

4U off-peak

R1.05/min

1.0%

Group highlights
for the six months ended September 30, 2005 vs.
the same period in the previous financial year

Total customers

 19.1 million

41.8%

High gross connections: increase of 52.0% year-on-year to 5.3 million

Low churn: decrease of 0.6% points year-on-year to 19.5%

Revenue

R16.2 billion

22.3%

EBITDA

 R5.6 billion

32.8%

EBITDA margin

 34.4%

2.7% pts

Net profit

 R2.4 billion

65.1%

Dividends

 R1.7 billion

6.3%

South Africa – market share 57%
Population 48.3 million, penetration 58.0%

5.3% pts

14.5%

9.2%

Capex as a % of revenue

22.5%

R14,764 million

R12,057 million

Revenue

47.4%

R4,060 million

R2,754 million

Profit from operations

10.9%

R147

R165

ARPU

34.6%

3,829

2,845

Customers per employee

16.0%

R1,422

R1,692

Capex per customer

39.0%

15.8 million

11.3 million

Total customers

H1 2006

%
change

H1 2005

Gross connections: 3.9 million prepaid and 312 thousand contract customers

Increase of 1% point in market share

Strong margin improvement

6,000
4,000
2,000
0
Thousand
1,625
1,870
2,248
2,750
2,681
3,499
4,181
H1 2003
H2 2003
H1 2004
H2 2004
H1 2005
H2 2005
H1 2006

20,000
15,000
10,000
5,000
0
Thousand
6,557
7,874
9,725
12,838
15,773
2002
2003
2004
2005
H1 2006

Strong Vodacom South Africa operational indicators

Gross connections up
55.9% year-on-year to a new
high of 4.2 million

Customers up 39.0% year-on-
year to 15.8 million

Total traffic increased
by 19.3% to 8.0 billion minutes
year-on-year

Vodacom South Africa gross connections

Vodacom South Africa customers

Customers (million)
30
25
20
15
10
5
0
5.1
6.6
10.8
6.0
7.9
13.9
8.4
9.7
18.1
10.2
12.8
23.0
11.9
15.8
27.7
2002
2003
2004
2005
H1 2006
Other operators
Vodacom
Total

South Africa – impressive mobile market growth

50
40
30
20
10
0
%
30.1
34.0
41.3
30.3
18.7
27.2
30.4
36.6
27.1
17.4
14.5
11.9
10.1
9.1
9.3
2002
2003
2004
2005
H1 2006
Total churn
Contract
Prepaid

Improved South Africa churn and inactive customers

Contract churn low at 9.3%

Prepaid churn decreased
to 18.7%

Contract inactive customers
increased from 1.5% in
March 2005 to 1.8%

Prepaid inactive customers
decreased from 9.0% in
March 2005 to 8.9%

Vodacom South Africa churn history

800
600
400
200
0
Rand
560
629
634
624
588
182
183
177
163
147
93
90
90
78
71
2002
2003
2004
2005
H1 2006
Total
Contract
Prepaid

Lower South Africa prepaid and contract ARPU

Prepaid ARPU decreased
10.1% to R71 year-on-year

Contract ARPU decreased
7.7% to R588 year-on-year

Blended ARPU decreased
10.9% to R147 year-on-year

Lower incoming revenue per customer

Lower average usage

Vodacom South Africa ARPU per month

Thousand
20
15
10
5
0
6.7
8.4
10.5
13.2
15.8
18.7
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05

Thousand
120
100
80
60
40
20
0
8.0
16.8
31.7
71.2
87.6
102.4
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05

3G and Vodafone Live!

Over 13 thousand increase
in 3G data cards from
March 2005

Over 94 thousand increase in
Vodafone Live! users from
April 2005

3G data cards

Vodafone Live! users

80
70
60
50
40
%
61
57
54
56
57
2002
2003
2004
2005
H1 2006

South Africa market estimated at 43 million by 2011

Vodacom strategically placed for
continued market leadership

Lowest cost operator

Extensive distribution

Market share defence

Key market and focus

Strong recognised brand

Strong and stable management

Other indicators supporting
market share

Revenue share

Traffic share

Vodacom South Africa market share

Potential for further growth

Continued data focus: 3G, BlackBerry® and
Vodafone Live!

Service Provider strategy in South Africa

Vodacom South Africa

Control 81.8% of contract customers

Control 99.2% of prepaid customers

Autopage

Vodacom contract customers of 183 thousand

Vodacom prepaid customers of 92 thousand

Nashua

Vodacom contract customers of 197 thousand

Vodacom prepaid customers of 22 thousand

Note: Customers as at September  30, 2005

Vodacom (Pty) Ltd.
South African Provinces
City Boundries
NationalRoads
GSM&GPRS Coverage
Idealised GSM&GPRS Outdoor Coverage

Coverage Map South Africa - GSM & GPRS

Vodacom (Pty) Ltd.
South African Provinces
EDGE (12/09/2005)
EDGE

Coverage Map South Africa EDGE

Vodaom (Pty) Ltd. (29/08/2005)
South African Provinces
Live Phase1+Phase2 3G coverage
Complete Phase1+Phase2 3G coverage

3G PHASE 1 & 2 Coverage - (Live on air)

3G SITES

Current                                             1,332

1 December                               1,445

1 February                                   1,580

Tanzania – market share 58%
Population 36.5 million, penetration 7.6%

0.6% pts

17.0%

17.6%

Capex as a % of revenue

29.4%

R611 million

R472 million

Revenue

59.7%

R115 million

R72 million

Profit from operations

19.8%

R73

R91

ARPU

55.5%

4,330

2,785

Customers per employee

33.4%

R904

R1,358

Capex per customer

68.7%

1,606,290

952,485

Total customers

H1 2006

%
change

H1 2005

Substantial growth in customers and profitability

Competitive market

Challenging regulatory and fiscal environment

Lesotho – market share 80%
Population 1.9 million, penetration 11.2%

11.2% pts

14.3%

3.1%

Capex as a % of revenue

18.5%

R77 million

R65 million

Revenue

188.9%

R26 million

R9 million

Profit from operations

15.4%

R77

R91

ARPU

33.2%

2,625

1,971

Customers per employee

23.4%

R1,271

R1,659

Capex per customer

40.2%

170,593

122,240

Total customers

H1 2006

%
change

H1 2005

Performance improved substantially

Significant growth in customers

Democratic Republic of Congo (DRC) – market share 49%
Population 65.0 million, penetration 3.9%

9.9% pts

21.6%

31.5%

Capex as a % of revenue

9.3%

R649 million

R594 million

Revenue

>200.0%

R47 million

R7 million

Profit from operations

19.8%

R89

R111

ARPU

2.3%

2,070

2,119

Customers per employee

14.6%

R1,555

R1,821

Capex per customer

36.9%

1,235,860

902,897

Total customers

H1 2006

%
change

H1 2005

Entrenched market position in a competitive market

Upcoming elections

Mozambique – market share 26%
Population 18.6 million, penetration 7.0%

44.3%

R1,886

R3,387

Capex per customer

41.3% pts

104.1%

62.8%

Capex as a % of revenue

72.1%

R74 million

R43 million

Revenue

92.7%

(R25 million)

(R341 million)

Loss from operations

34.9%

R41

R63

ARPU

17.4%

2,271

1,934

Customers per employee

104.9%

336,152

164,423

Total customers

H1 2006

%
change

H1 2005

Competitive network coverage and quality

Focus on distribution

Financial review

Leon Crouse

Chief Financial Officer

Accounting changes
For the six months ended September 30, 2005

Note: Prior years restated according to latest IFRS requirements. Impact on profit from operations immaterial

(0.8)

IAS 17: Leases

Prior year adjustments (before taxation):

92.7

IAS 19: Long-term incentives

(115.4)

IAS 16: Property, plant and equipment

(23.5)

Current year adjustments:

(1,419.8)

accumulated depreciation

2,123.3

IAS 38: Intangible assets: cost (at 31/03/05)

93.5

IAS 17: Leases (retained earnings)

Profit from
operations

R million

Balance
sheet

R million

Combined effect of IFRS changes had a positive impact of R23.5 million on current year profit from operations

Group results
Income statement

128.7%

68

(237)

–

Impairment

65.1%

2,386

1,446

1,377

Net profit

(31.3%)

(1,455)

(1,108)

(771)

Taxation

(17.4%)

(10,612)

(9,042)

(7,291)

Operating expenses excluding depreciation,
amortisation and impairment

32.8%

5,563

4,189

3,693

EBITDA

0.8%

(1,406)

(1,418)

(1,247)

Depreciation and amortisation

66.7%

4,225

2,534

2,446

Profit from operations

(>200.0%)

(384)

20

(298)

Net finance (costs) / income

50.4%

3,841

2,554

2,148

Profit before tax

22.3%

16,175

13,231

10,984

Revenue

H1 2005

%
change

H1 2006

H1 2004

R million

Depreciation and amortisation excluding IAS 16 adjustment: R1,522 million; an increase of 7.3%

Effective tax rate 37.9% vs. 43.4% last year

Group revenue analysis
By country

18.5%

77

65

55

Lesotho

22.5%

14,764

12,057

10,293

South Africa

22.3%

16,175

13,231

10,984

72.1%

74

43

–

Mozambique

9.3%

649

594

205

DRC

29.4%

611

472

431

Tanzania

H1 2005

%
change

H1 2006

H1 2004

R million

Revenue driven by strong customer growth

Other African operations contribution 8.7% (H1 2005: 8.9%)

ZAR/CDF year to date average of 76.52 (H1 2005: 59.09; variance of 29.5%)

8,000
6,000
4,000
2,000
,0
R million
3,693
4,064
4,189
5,401
5,563
2004
2005
H1 2006
H1
H2

45
40
35
30
25
20
15
10
%
32.7
35.3
32.2
33.7
32.3
39.0
18.5
26.3
South Africa
Tanzania
Lesotho
DRC
H1 2005
H1 2006

EBITDA growth and margin analysis

EBITDA margin by country
Mozambique (negative 82.4%)

Strong EBITDA performance

Increased 32.8% year-on-year to R5.6 billion

EBITDA margin increased 2.7% points year-on-
year to 34.4%

South Africa EBITDA

Increased 32.3% year-on-year to R5.2 billion

EBITDA margin increased 2.6% points year-on-
year to 35.3%

Improved EBITDA for other African
operations

Increased 40.2% year-on-year to R0.3 billion

Contributed 6.3% of total vs. 5.9% for the same
period in the previous financial year

32.8%
year-on-
year

EBITDA

1.0%
3.3%
10.0%
22.2%
4.4%
59.1%
0.7%
3.0%
11.8%
19.7%
5.5%
59.2%
Airtime, connection and access
Data revenue
Interconnection
Equipment sales
International airtime
Other sales and services

Group revenue analysis
By revenue type

Revenue analysis – H1 2006

R16,175 million

Revenue analysis – H1 2005

R13,231 million

Airtime contribution up 0.1% points; revenue up 22.5% to R9.6 billion

Interconnect contribution down 2.5% points; revenue up 8.4% to R3.2 billion

Data contribution up 1.1% points; revenue up 52.4% to R0.9 billion

900
800
700
600
500
400
300
200
100
0
R million
462
48
2
542
35
9
821
50
22
H1 2004
H1 2005
H1 2006
South Africa
Tanzania
Other

Data revenue growth
By country

South Africa data revenue up 51.5%, due to customer growth and new technologies
(3G, Vodafone Live!, BlackBerry®)

Tanzania data revenue up 42.9% due to customer growth and SMS marketing

51.5%

42.9%

144.4%

7.1%
7.2%
15.5%
53.3%
16.9%
7.7%
8.0%
11.2%
55.0%
18.1%
Direct network operating costs
Payments to other operators
Depreciation, amortisation and impairment
Staff expenses
Other

Group operating expenses
By expense type

Operating expense analysis – H1 2006

R11,950 million

Operating expense analysis – H1 2005

R10,696 million

Direct network operating cost contribution up by 1.7% points; costs up 15.3% to R6.6 billion

Payments to other operators contribution up 1.2% points; costs up 20.2% to R2.2 billion

Depreciation and amortisation contribution down 1.5% points to 11.8%; costs down 0.8% to
R1.4 billion. Impairment contribution from 2.2% to negative 0.6%; R237 million impairment vs.
R68 million reversal

14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
R million
8,538
9,092
10,696
10,141
11,950
2004
2005
H1 2006
H1
H2

82
80
78
76
74
72
70
%
77.7
76.6
80.8
72.0
73.9
H1 2004
H2 2004
H1 2005
H2 2005
H1 2006

Operating expenses

Acceptable growth in other direct
network costs, despite high levels
of connections

20.2% growth in payments to
other network operators

Depreciation and amortisation
Decreased with 0.8% year-on-year to R1.4 billion

Impairment reversal

Negative R237 million to positive R68 million

Staff expenses

Increased 25.3% to R1.0 billion

Total headcount increased by 10.7% to 5,426

Increased incentive provisions

Operating expenses

Operating expenses as a
percentage of revenue

Group profit from operations analysis

188.9%

26

9

–

Lesotho

(93.9%)

2

33

(99)

Holding companies and other

59.7%

115

72

54

Tanzania

6.9% pts

26.1%

19.2%

22.3%

Profit from operations margin (%)

66.7%

4,225

2,534

2,446

92.7%

(25)

(341)

–

Mozambique

>200.0%

47

7

(6)

DRC

47.4%

4,060

2,754

2,497

South Africa

H1 2005

%
change

H1 2006

H1 2004

R million

Profit growth of 66.7% (growth of 50.1% when excluding the impairment adjustments)

Customer growth of 41.8% to 19.1 million

19.2% lower depreciation, amortisation and impairment

5,000
4,000
3,000
2,000
1,000
0
R million
2,446
2,779
2,534
3,944
4,225
2004
2005
H1 2006
H1
H2

29
27
25
23
21
19
17
15
%
22.3
23.4
19.2
28.0
26.1
H1 2004
H2 2004
H1 2005
H2 2005
H1 2006

Profit from operations and margin analysis

Profit growth of 66.7% year-on-year to
R4.2 billion

South Africa (47.4% year-on-year growth to
R4.1 billion)

Exceptional growth of 39.0% in customers

Reduced interconnect margin to 35.5%
vs. 40.8% for the same period in the previous
financial year

Tanzania (59.7% year-on-year growth)

68.7% growth in customers

Sound cost management

DRC (>200.0% year-on-year growth)

36.9% growth in customers

Focus on margins

Year-on-year growth distorted by changes in
shareholders’ agreement

Lesotho (188.9% year-on-year growth)

Mozambique (92.7% year-on-year smaller loss)

ARPUs still low
104.9% increase in customers

Impairment reversal

Profit from operations margin

Profit from operations

2,500
2,000
1,500
1,000
500
0
R million
1,202
1,073
1,318
1,369
1,910
2004
2005
H1 2006
H1
H2

1,400
1,200
1,000
800
600
400
200
0
R million
1,223
1,143
1,028
1,025
977
2004
2005
H1 2006
H1
H2

Factors affecting trends and margins

Gross South Africa customer
connections of 4.2 million

Prepaid customer connections of 3.9 million;
an increase of 62.5%

Contract customer connections of 0.3 million;
an increase of 3.3%

Gross other African customer
connections of 1.1 million, an
increase of 39.2% year-on-year

Low margin equipment sales

54.6% year-on-year increase in equipment
sales volume to 1.8 million units

South Africa net interconnect
revenue decreased 4.9% year-on-
year to R977 million

Equipment sales revenue

South Africa net interconnect

44.9%
year-on-
year

4.9%
year-on-
year

Minutes (million)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,774
6,523
6,735
8,279
8,038
2004
2005
H1 2006
H1
H2

Factors affecting trends and margins (continued)

South Africa traffic mix

Outgoing traffic increased 23.2% year-on-year to
5.3 billion minutes

Incoming traffic increased 12.5% year-on-year to
2.7 billion minutes

Mobile to mobile traffic increased 25.8 % to
6.3 billion minutes

Mobile/fixed traffic increased 1.3 % to
1.8 billion minutes

On-net traffic increased by 31.3% to 3 billion
minutes

Highly competitive markets

Stable average Rand to the US Dollar

Total South Africa traffic

19.3%
year-on-
year

6.46

6.47

7.58

Average rate

6.37

6.43

7.10

Closing rate

H1
2005

H1
2006

H1
2004

Rand/US Dollar

5,000
4,000
3,000
2,000
1,000
0
2,845
3,829
2,785
4,330
1,971
2,625
2,119
2,070
1,934
2,271
SA
Tanz
Les
DRC
Moz
H1 2005
H1 2006

30
25
20
15
10
5
0
%
24.0
25.3
17.5
12.6
15.3
2002
2003
2004
2005
H1 2006

Productivity measures

Consolidated customers
per employee

Increased 28.1% year-on-year to 3,524 based
on 5,426 employees

Consolidated gross capex as a % of
revenue increased to 15.3% from
10.7% for the same period in the
previous financial year

Investment in new technologies

Increased capacity

Customers per employee

Gross capex as a % of revenue

7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
R million
2,991
4,606
3,849
6,163
4,922
2004
2005
H1 2006
H1
H2

3,500
3,000
2,500
2,000
1,500
1,000
500
0
R million
777
2,260
826
3,050
1 045
2004
2005
H1 2006
H1
H2

Strong cash generation

Cash generated from operations
increased 27.9% to R4.9 billion

Cash utilised in investing activities
increased 36.0% to R2.2 billion

Free cash flow increased
26.5% to R1.0 billion

Cash generated from operations

Free cash flow

27.9%
year-on-
year

26.5%
year-on-
year

1.9%
0.5%
13.2%
5.9%
78.5%
4.2%
5.7%
3.1%
0.5%
86.5%
South Africa
Tanzania
DRC
Mozambique
Lesotho and holding companies

Capex additions and capex composition

Capex gross additions – H1 2006
R2,475 million

Capex gross additions – H1 2005
R1,413 million

Capex as a % of revenue = 15.3% vs. last year of 10.7%

South Africa capex gross additions increased 93.1% to R2.1 billion

Other African capex additions increased 11.0% to R332 million

Net debt maturity profile

4,499

6,018

Gross debt

1,813

3,431

Bank overdrafts

4

4

–

–

–

–

–

4

Lesotho

–

39

–

–

–

–

–

39

Other

1,215

(4,803)

2,587

1,382

326

836

Total
2005

2,686

263

204

166

168

196

1,590

Debt excluding bank overdrafts

(2,567)

Bank and cash balances

–

34

134

2008

–

101

95

2007

–

–

166

2009

1,382

101

64

2006

1,399

–

–

DRC

1,932

Net debt

408

–

90

Tanzania

875

263

114

South Africa – finance leases

Total

2004

>2011

2010

September 30,
R million

9.1%
31.7%
59.2%

3.9%
26.2%
69.9%

- Foreign denominated, ring-fenced
- Foreign denominated, not ring-fenced
- ZAR denominated

Debt composition

Gross debt composition
including bank overdrafts – H1 2006

R6,018 million

Gross debt composition
including bank overdrafts – H1 2005

R4,499 million

Net debt to equity ratio 13.9% (H1 2005: 26.4%)

Adjusting for dividends and STC on dividends payable: net debt to equity ratio of 35.8%
(H1 2005: 50.9%)

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
R million
600
144
600
168
1,500
600
47
1,800
1,600
1,700
2002
2003
2004
2005
H1 2006
Interest
Interim dividend
Final dividend

Shareholder distributions
Dividends and interest on shareholders’ loans

6.3%
year-on-
year

The level of future dividend payments is dependent on the extent of investment activities

Questions?

Disclaimer

This presentation has been prepared and published by Vodacom Group (Proprietary) Limited.

Vodacom Group (Proprietary) Limited is a private company and as such is not required by the
Companies Act 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation.

The information contained in this presentation is subject to change without notice and may be incomplete or condensed. In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in any way derogating from the generality of the foregoing, it should be noted that:

Many of the statements included in this presentation are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements.
Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in its expectations.

Insofar as the shareholders of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited’s shareholders are cautioned not to place undue reliance on this presentation.

Group balance sheets
Extracts as at

26.2%

14,481

11,474

11,241

Current liabilities

12.2%

25,357

22,595

21,681

Total equity and liabilities

(33.8%)

2,140

3,233

3,111

Non-current liabilities

10.8%

8,736

7,888

7,329

EQUITY AND LIABILITIES

Capital and reserves

12.2%

25,357

22,595

21,681

Total assets

17.4%

10,173

8,662

7,785

Current assets

9.0%

15,184

13,933

13,896

ASSETS

Non-current assets

March
2005

%
change

H1 2006

H1 2005

R million

Group cash flow statements
Extracts for the six months ended September 30,

81.7%

1,372

755

(565)

Cash and cash equivalents at the
end of the year

73.9%

(12)

(46)

(16)

Effect of foreign exchange rate changes

36.0%

2,173

1,598

648

Cash and cash equivalents at the
beginning of the year

1.0%

(789)

(797)

(1,197)

Net increase in cash and cash
equivalents

71.3%

(35)

(122)

(774)

Net cash flows utilised in
financing activities

(36.0%)

(2,231)

(1,641)

(1,254)

Net cash flows utilised in investing
activities

52.9%

1,477

966

831

Net cash flows from operating activities

27.9%

4,922

3,849

2,991

Cash generated from operations

H1 2005

%
change

H1 2006

H1 2004

R million

Thank you